Exhibit 12 to 2003 10-K

CONVERGYS CORPORATION

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Amounts in millions)

For the Twelve Months Ended Dec. 31, 2003
Earnings:
Income before income taxes, extraordinary charges and cumulative effect of change in accounting principle	$271.6
Adjustment for undistributed (income)/losses of partnerships	13.8
Interest expense	6.9
Portion of rental expense deemed interest	37.3

Total earnings	$329.6

Fixed Charges:
Interest expense	$6.9
Portion of rental expense deemed interest	37.3

Total fixed charges	$44.2

Preferred dividends:
Preferred dividends	—

Combined fixed charges and preferred dividends	$44.2

Ratio of Earnings to Fixed Charges	7.46

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	7.46